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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)*



                     OLYMPIC CASCADE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   68158N106
            -------------------------------------------------------
                                (CUSIP Number)

                Mr. Mark Roth, Olympic Cascade Financial Corp.
           1001 Fourth Avenue, Suite 2200, Seattle, Washington 98154
                                (206) 622-7200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 25, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 68158N106            SCHEDULE 13D              PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Larry H. Friend and Darren Friend, Joint Tenants with Right of
      Survivorship

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5
      N/A

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   ---

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          100,000 (See Item 6 of Attachment)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 3

ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this statement relates is the Common Stock of Olympic Cascade Financial Corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND
The name of the individuals filing this statement are Larry H. Friend and Darren Friend, Joint Tenants with Right of Survivorship with business address of 3333 Michelson Drive, Suite 650, Irvine, CA 92715. Mr. Friend's principal occupation is that of Chairman & CEO of L.H. Friend, Weinress, Frankson & Presson, Inc.

During the last five years, neither Mr. Friend nor Mrs. Darren Friend have been convicted in a criminal proceeding.

During the last five years, neither Mr. Friend nor Mrs. Darren Friend have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future federal or state securities laws or finding any violation with respect to such laws.

Mr. Friend and Mrs. Darren Friend are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
Securities received in exchange for the transfer to the Issuer of all of the reporting persons' interest in L.H. Friend, Weinress, Frankson & Presson, Inc. (the "Target").

ITEM 4.  PURPOSE OF TRANSACTION
See item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Per inquiry of the Issuer, 1,355,367 shares are outstanding at time of filing. Reporting persons own 100,000 shares or 7.4%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The reporting persons have entered into a Voting Agreement with the Issuer pursuant to which the reporting persons agree to vote all of his shares owned in favor of the election of persons nominated by the board of directors of the Issuer to serve on the board.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Exhibit 7.1 - Voting Agreement dated March 7, 1997 by and among certain stockholders of the Target and the Issuer.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


July 1, 1997
------------
Date

Signature:


/s/ Larry H. Friend                                  /s/ Darren Friend
-------------------                                  -----------------
Larry H. Friend/Joint Tenant                         Darren Friend/Joint Tenant
with Right of Survivorship                           with Right of Survivorship

                                                                          3 of 3